Exhibit (e)(4)

CONFIDENTIAL

December 4, 2021

Cerner Corporation

2800 Rockcreek Parkway

Kansas City, MO 64117

Attn: William D. Zollars, Chairman

Dear Bill:

Reference is made to the Proposal Letter, dated as of the date hereof, from Oracle Corporation (“Oracle”) to Cerner Corporation (the “Company”) relating to a proposed purchase by Oracle of all of the outstanding stock of the Company (the “Proposed Transaction”). In order to induce Oracle to enter into negotiations with the Company regarding the Proposed Transaction (and in recognition of the time and effort that Oracle may invest and the expenses that Oracle may incur in pursuing these negotiations and in investigating the Company’s business), each of the Company and Oracle, intending to be legally bound, agrees as set forth below in this letter (this “Transaction Letter”):

1. Due Diligence and Definitive Documentation. The Proposed Transaction is subject to Oracle’s completion of its due diligence investigation and the execution of definitive agreements and it is understood that Oracle will seek voting or support agreements from certain of the directors and executive officers of the Company in respect of all of his or her shares of capital stock of the Company (collectively, the “Definitive Agreements”), the initial drafts of which will be prepared by counsel for Oracle, setting forth the terms and conditions of the Proposed Transaction.

2. Access and Cooperation. As the Company deems reasonably appropriate, the Company will provide Oracle and Oracle’s representatives with reasonable access to the Company and its officers, employees, counsel, auditors, books and records and properties and with reasonable opportunity to investigate the Company’s business, financial condition and results of operations for purposes of evaluating the Proposed Transaction. With respect to such information, Oracle will require that the Company provide access to certain information requested by Oracle by means of an electronic data room. In addition, Oracle considers the Company’s intellectual property to be a critical component of the Proposed Transaction. As such, Oracle will also conduct a thorough review of the Company’s product code and other intellectual property for legal and compliance purposes including, without limitation, an examination of inbound third party licenses and an evaluation of contracts involving custom or bespoke development. The parties hereto shall cooperate and use their reasonable efforts to enter into the Definitive Agreements prior to the Termination Date (as defined below).

3. In light of the importance of employee retention, the Company agrees that, during the term of this Transaction Letter: (a) the Company (at the direction of the Company’s Board of Directors) will work with Oracle to facilitate the retention of certain persons as specified and requested by Oracle; and (b) it will not, without Oracle’s prior written consent, unless required by any contract in effect as of the date hereof or such action is in the ordinary course of business consistent with past practice, (i) accelerate, or permit the acceleration of, the vesting of any equity awards, (ii) issue any equity compensation awards, (iii) grant or enter into any retention, severance, change in control or similar arrangements with any employees or contractors, (iv) amend any terms of existing employment agreements (including compensation arrangements), or (v) otherwise take any similar actions relating to compensation or retention. In addition, the parties agree and acknowledge that any payments or grants of the type described in the immediately preceding sentence made by the Company to non-executive officers outside of the ordinary course of business consistent with past practice during the term of this Transaction Letter that in the aggregate total less than $10 million shall not be deemed a breach of this paragraph 3.

4. Public Disclosure; Confidentiality. Without the prior written consent of the other party, neither Oracle nor the Company will publicly disclose (or permit the disclosure by such party’s Representatives (as defined below)) of (a) the existence or terms of this Transaction Letter or the Proposal Letter, (b) the existence of any discussions or negotiations between the Company and Oracle, or (c) the existence or terms of any proposal regarding a Proposed Transaction, except that such prior written consent shall not be required if such disclosure is necessary in order to comply with applicable law, regulation or stock exchange requirements. The terms of the Confidential Disclosure Agreement dated as of October 15, 2021, and as amended on the date hereof, between the Company and Oracle will continue to apply to all information referred to therein and all information included in this Transaction Letter.

5. Exclusivity. The Company has terminated, or contemporaneously with the execution hereof will terminate, and will cause its officers, directors, employees, affiliates, agents and representatives (collectively, “Representatives”) to terminate, any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined below). Until the Termination Date (as defined below), the Company will not, and will not permit its Representatives to, directly or indirectly, (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition or (ii) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity that the Company reasonably determines may be considering a Third Party Acquisition. If the Company or any of its Representatives becomes aware of any inquiry, request, proposal or offer by another person or entity with respect to any Third Party Acquisition, the Company shall promptly, and in any event within 24 hours, notify Oracle of any such inquiry, request, proposal or offer, indicate the material terms and conditions of any such proposal or offer or the nature of any such inquiry or request, and thereafter keep Oracle reasonably informed, on a current basis, of the status and terms of any such inquiry, request, proposal or offer. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement related to any Third Party Acquisition to which the Company is a party. For purposes of this Transaction Letter, “Third Party Acquisition” means any offer or proposal, by or on behalf, of any person other than Oracle for a transaction in any form, including any share or asset sale or purchase, tender or exchange offer, or merger, consolidation, reorganization, spin-off or liquidation, that would result in the ownership by such person or its shareholders, directly or indirectly, of 15% or more of the consolidated assets or voting securities of the Company or of any of its subsidiaries whose assets, in the aggregate, constitute 15% or more of the consolidated assets of the Company.

6. Termination. This Transaction Letter shall expire on the earlier of (i) 5:00 p.m., Pacific Time on December 20, 2021 (the “Termination Date”) or (ii) when Definitive Agreements have been executed and delivered. From the date of acceptance of this Transaction Letter by the Company through the Termination Date, the Company shall conduct its business in the ordinary course consistent with past practice, except as otherwise provided herein, and shall not acquire, or enter into any agreement or understanding with respect to the acquisition of any business, whether by purchase of stock or assets, or by merger, consolidation or otherwise, without Oracle’s prior written consent.

7. Fees, Costs and Expenses. Each party hereto shall bear its respective costs and expenses related to the Proposed Transaction, including, without limitation, the fees and expenses of its respective counsel, accountants and financial advisors. Each party acknowledges that entering into discussions regarding the Proposed Transaction will require the investment of time and resources by both parties, including the engagement of outside advisors or the incurring of other added expense. Accordingly, each party agrees that it will bear its own expenses and the expenses of its Representatives and will not seek any recourse against the other party for any expenses, fees or other losses if the Proposed Transaction does not occur; provided, however, Oracle shall be entitled to seek any and all remedies available against the Company if the Company breaches paragraph 5 above.

8. Governing Law. This Transaction Letter and the matters set forth herein will be governed by and construed in accordance with the laws of Delaware without regard to the conflict of law rules thereof. Each of the parties hereto hereby submits to the exclusive jurisdiction of any federal court located in the State of Delaware or any Delaware state court (and of the appropriate appellate courts therefrom), and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such proceedings in such a court and any claim that any such proceedings brought in such a court have been brought in an inconvenient forum.

9. Counterparts. This Transaction Letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Transaction Letter shall become effective when each party hereto shall have received a counterpart hereof signed by the other party. Until and unless each party hereto has received a counterpart hereof signed by the other party, this Transaction Letter shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

10. Effect. This Transaction Letter sets forth the parties’ intentions with respect to a Proposed Transaction, but, except for paragraphs 3 through 10, which shall be binding obligations, shall not give rise to any binding obligations. No such obligations (except for paragraphs 3 through 10, which shall immediately be binding upon your acceptance of this Transaction Letter) shall arise unless and until the Definitive Agreements have been executed and delivered by the parties hereto.

ORACLE CORPORATION

By:	/s/ Douglas Kehring

Douglas Kehring
Executive Vice President

Accepted: December 4, 2021

CERNER CORPORATION

By:	/s/ Daniel P. Devers
Name: Daniel P. Devers
Title: EVP and Chief Legal Officer

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